May 10, 2007

VIA EDGAR

Donald C. Hunt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biophan Technologies, Inc. (the “Company”)
Registration Statement on Form S-1 (“Form S-1”)
File No. 333-13862
Letter Dated April 27, 2007

Dear Mr. Hunt:

This letter responds to comments contained in the Staff letter, dated May 4, 2007, addressed to Mr. Weiner, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.
In your disclosure proposed in response to prior comment 1, please clarify that the risk arises from whether the forbearance agreement indicates that a private transaction was not complete before you filed your registration statement - not whether the forbearance is found to be an “independent” transaction. Also, if true, clarify that the “valid exemption” you mention is an exemption from registration of the transaction under the Securities Act. Thus, the “transaction emanating” from the lack of registration appear to be those that subject you to the risk you mention in the last sentence of the proposed disclosure. That risk appears to involve potential claims by investors other than merely those who are a party to the forbearance.

Response:

In accordance with the Staff’s comment, the following is a revised risk factor which the Company proposes to add to the prospectus:

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

WE MAY BE SUBJECT TO LIABILITY IN THE FORM OF A CLAIM FOR RESCISSION BY SHAREHOLDERS.

As a result of our Forbearance Agreement with certain investors dated February 16, 2007, the Securities and Exchange Commission may take the position that the Forbearance Agreement may have constituted an independent private placement, which was not completed before we filed the registration statement of which this prospectus is a part and as such we may not have had a valid exemption under the Securities Act of 1933, as amended, for such placement. Accordingly, the transactions emanating from the Forbearance Agreement could potentially subject us to liability in the form of a claim for rescission by such investors or for potential claims from any of our other shareholders.

2.
We note from your response to prior comment 2; however, that comment was not based on the size of the offering. Instead, our concern is based on the conduct of the parties that makes it appear that the parties are treating the transaction as a primary stock offering rather than treating it as a completed debt obligation of the issuer. For example, we note that the parties have agreed to waive the principal payment obligations under the note because the resale registration statement was not yet effective. We also note that the issuer can elect to repay the principal of the note using its stock. It appears that the parties are treating the transaction in substance as a primary distribution through the selling stockholders by which the issuer periodically issues the selling stockholders a number of shares based on the market price at the time of each periodic issuance or returns the prepayment (with interest) for any of the periodic issuances if the issuer elects not to issue the shares. Therefore, we reissue prior comment 2.

Response:

Notwithstanding the Staff’s concerns, the transaction underlying the Form S-1 was a bona fide sale of $7,250,000 of Senior Secured Convertible Notes (the “Notes”) of the Company and was not entered into as a means for the Company to conduct a primary stock offering. The conduct of the parties has been consistent to evidence this in that (i) the Company made its only interest payment to date in cash, (ii) the Notes are secured by all of the assets of the Company, and (iii) the Company is currently in default of its debt obligation. On January 2, 2007, the Company made an initial cash interest payment in the aggregate amount of $165,081 in accordance with the terms of the Notes. Subsequent to this payment, in order to conserve cash in the short term for specific needs and avoid a default of the Notes, the Company was able to negotiate a brief forbearance of its obligations under the Notes, but the amounts due still remained as an outstanding obligation and have been accrued not forgiven, which is commonplace in traditional lending scenarios.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

The Company’s rationale for the Forbearance Agreement was that at the time the Company believed it could generate or locate additional cash to continue to pay its obligations under the Notes in cash. During the term of the Forbearance Agreement the Company was in the process of negotiating various agreements for the licensing of its intellectual property. Specifically, the Company was actively engaged in negotiations with a top five cardiac rhythm management company for license agreement which would require an initial payment of $1,500,000 to the Company, with additional payments throughout the term of the agreement. The Company had also made a proposal to a different top five cardiac rhythm management company for a license which it was negotiating for an anticipated initial cash payment of $1,000,000, with additional payments through the term of the agreement. In addition, the Company was in active discussions with several additional parties at the time of the execution of the Forbearance Agreement. Although the Company believed in good faith that such agreements would provide the funds necessary to continue to make cash payments due on the Notes, no definitive agreements have been executed at this time.

In light of the March 31, 2007 expiration of the forbearance period under the terms of the Forbearance Agreement, the Company is currently in default under the Notes since it does not have sufficient cash to make payments. Since the Notes are secured by all of the assets of the Company, the Company has been in contact with each of the investors of the Notes, in order to avoid an acceleration of the Notes which would cause a foreclosure on the assets of the Company and a resulting termination of its operations. Although, the Forbearance Agreement provided a temporary forbearance of the principal and interest owing under the Notes this was not a waiver by the investors of such amounts and such amounts are now due. Accordingly, the Notes are being treated by the Company as a true debt obligation, which is due and owing and needs to be addressed, notwithstanding the effectiveness of the Registration Statement.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

Gregory Sichenzia

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com